March 27, 2013

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Justin Dobbie, Legal Branch Chief

Re:	TransDigm Inc.

TransDigm Group Incorporated

Registration Statement on Form S-4

Filed February 6, 2013

File No. 333-186494

Ladies and Gentlemen:

On the date hereof, TransDigm Inc., a Delaware corporation (the “Company”), and TransDigm Group Incorporated, Champion Aerospace LLC, Adams Rite Aerospace, Inc., MarathonNorco Aerospace, Inc., Avionic Instruments LLC, Skurka Aerospace Inc., CDA InterCorp LLC, Aviation Technologies, Inc., AvtechTyee, Inc., Transicoil LLC, Malaysian Aerospace Services, Inc., AeroControlex Group, Inc., Acme Aerospace, Inc., Dukes Aerospace, Inc., CEF Industries, LLC, Bruce Aerospace Inc., Bruce Industries, Inc., Semco Instruments, Inc., Hartwell Corporation, McKechnie Aerospace DE, Inc., McKechnie Aerospace Holdings, Inc., McKechnie Aerospace Investments, Inc., McKechnie Aerospace US LLC, Texas Rotronics, Inc., Western Sky Industries, LLC, Schneller Holdings LLC, Schneller International Sales Corp., Schneller LLC, Harco Laboratories, Incorporated, AmSafe Global Holdings, Inc., AP Global Holdings, Inc., AP Global Acquisition Corp., AmSafe Industries, Inc., Bridport Holdings, Inc., AmSafe, Inc., AmSafe Commercial Products, Inc., Bridport-Air Carrier, Inc., Bridport Erie Aviation, Inc. and AmSafe – C Safe, Inc. (collectively, the “Guarantors” and, together with the Company, the “Registrants”) filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Registration Statement on Form S-4 relating to the offer to exchange (the “Exchange Offer”) up to $550,000,000 aggregate principal amount of the Company’s 5.50% Senior Subordinated Notes due 2020 (the “Exchange Notes”) registered under the Securities Act of 1933 (the “Securities Act”), for any and all of the Company’s outstanding 5.50% Senior Subordinated Notes due 2020, which were issued on October 15, 2012.

Securities and Exchange Commission

March 27, 2013

The Registrants are registering the Exchange Offer in reliance on the Commission staff’s position enunciated in the letters issued to Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). In accordance with the Commission staff’s position set forth in those letters, the Registrants make the following representations to the Commission:

1.	The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2.	The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is using the Exchange Offer to participate in the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (a) cannot rely on the Commission staff’s position enunciated in Exxon Capital Holdings Corporation or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling stockholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

3.	The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that (a) any broker-dealer holding existing securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such existing securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such Exchange Notes; (b) by executing the letter of transmittal or similar documentation, any such broker-dealer represents that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such existing securities pursuant to the Exchange Offer; and (c) any such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute Exchange Notes. The Registrants will include in the letter of transmittal or similar documentation a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Securities and Exchange Commission

March 27, 2013

The Registrants will include, in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, representations to the effect that (a) the exchange offeree is acquiring the Exchange Notes in its ordinary course of business; (b) by accepting the Exchange Offer, the exchange offeree represents that it is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes; and (c) the offeree is not an “affiliate” of the Registrants within the meaning of Rule 405 under the Securities Act.

*     *     *

Very truly yours,

Securities and Exchange Commission

March 27, 2013

TRANSDIGM INC.

By:	/s/ W. Nicholas Howley
W. Nicholas Howley
Chief Executive Officer

TRANSDIGM GROUP INCORPORATED

By:	/s/ W. Nicholas Howley
W. Nicholas Howley
Chief Executive Officer

CHAMPION AEROSPACE LLC

By: TRANSDIGM INC., its sole member

By:	/s/ W. Nicholas Howley
W. Nicholas Howley
Chief Executive Officer

AVIONIC INSTRUMENTS LLC

By: TRANSDIGM INC., its sole member

By:	/s/ W. Nicholas Howley
W. Nicholas Howley
Chief Executive Officer

CDA INTERCORP LLC

By: TRANSDIGM INC., its sole member

By:	/s/ W. Nicholas Howley
W. Nicholas Howley
Chief Executive Officer

Securities and Exchange Commission

March 27, 2013

ADAMS RITE AEROSPACE, INC.
MARATHONNORCO AEROSPACE, INC.
SKURKA AEROSPACE INC.
AEROCONTROLEX GROUP, INC.
ACME AEROSPACE, INC.
BRUCE AEROSPACE INC.
BRUCE INDUSTRIES, INC.
AIRCRAFT PARTS CORPORATION
SEMCO INSTRUMENTS, INC.
HARTWELL CORPORATION
AMSAFE GLOBAL HOLDINGS, INC.
AP GLOBAL HOLDINGS, INC.
AP GLOBAL ACQUISITION CORP.
AMSAFE INDUSTRIES, INC.
BRIDPORT HOLDINGS, INC.
AMSAFE, INC.
AMSAFE COMMERCIAL PRODUCTS, INC.

By:	/s/ Raymond F. Laubenthal
Raymond F. Laubenthal
Chief Executive Officer

MCKECHNIE AEROSPACE INVESTMENTS, INC.
MCKECHNIE AEROSPACE HOLDINGS, INC.

By:	/s/ Raymond F. Laubenthal
Raymond F. Laubenthal
President

MCKECHNIE AEROSPACE US LLC

By: MCKECHNIE AEROSPACE DE, INC., its sole member

By:	/s/ Raymond F. Laubenthal
Raymond F. Laubenthal
President and Chief Executive Officer

Securities and Exchange Commission

March 27, 2013

TEXAS ROTRONICS, INC.
AVIATION TECHNOLOGIES, INC.
MALAYSIAN AEROSPACE SERVICES, INC.
SCHNELLER INTERNATIONAL SALES CORP.
HARCO LABORATORIES, INCORPORATED
BRIDPORT-AIR CARRIER, INC.
BRIDPORT ERIE AVIATION, INC.
AMSAFE – C SAFE, INC.

By:	/s/ Raymond F. Laubenthal
Raymond F. Laubenthal
Chief Executive Officer and President

TRANSICOIL LLC

By: AVIATION TECHNOLOGIES, INC, its sole member

By:	/s/ Raymond F. Laubenthal
Raymond F. Laubenthal
Chief Executive Officer and President

AVTECHTYEE, INC.

By:	/s/ Robert S. Henderson
Robert S. Henderson
Chief Executive Officer

DUKES AEROSPACE, INC.

By:	/s/ John Kuss
John Kuss
President

MCKECHNIE AEROSPACE DE, INC.

By:	/s/ Raymond F. Laubenthal
Raymond F. Laubenthal
President and Chief Executive Officer

Securities and Exchange Commission

March 27, 2013

CEF INDUSTRIES, LLC

By: TRANSDIGM INC., its sole member

By:	/s/ W. Nicholas Howley
W. Nicholas Howley
Chief Executive Officer

WESTERN SKY INDUSTRIES, LLC

By: MCKECHNIE AEROSPACE INVESTMENTS, INC., its sole member

By:	/s/ Raymond F. Laubenthal
Raymond F. Laubenthal
President

SCHNELLER HOLDINGS LLC

By: TRANSDIGM INC., its sole member

By:	/s/ W. Nicholas Howley
W. Nicholas Howley
Chief Executive Officer

SCHNELLER LLC

By: SCHNELLER HOLDINGS LLC, its sole member

By: TRANSDIGM INC., as managing member of SCHNELLER HOLDINGS LLC

By:	/s/ W. Nicholas Howley
W. Nicholas Howley
Chief Executive Officer

cc:	Christopher M. Kelly, Esq. (Jones Day)

John T. Owen, Esq. (Jones Day)